US Tiger Securities, Inc.

437 Madison Ave., 27th Floor
New York, New York 10022

March 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Stephany Yang
Kevin Woody
Patrick Fullem
Jennifer Angelini

Re:	Ispire Technology Inc.
Registration Statement on Form S-1
Filed January 31, 2023, as amended
File No. 333-269470

Dear Ms. Yang, Mr. Woody, Mr. Fullem and Ms. Angelini:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, which is acting as the representative of the underwriters of the offering, hereby joins in the request of Ispire Technology Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on April 3, 2023, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

US TIGER SECURITIES, INC.

By:	/s/ Lei Huang
Name:	Lei Huang
Title:	CEO